U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-17338
                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K

      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR


For Period Ended: December 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION
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                             HOMEOWNERS GROUP, INC.
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     Full Name of Registrant (Former Name if Applicable)

                         400 SAWGRASS CORPORATE PARKWAY
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     Address of Principal Executive Office (Street and Number)

                             SUNRISE, FLORIDA 33325
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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PART III--NARRATIVE
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The Company expected that its proposed merger with an affiliate of The Cross Country Group, Inc. would be completed prior to March 31, 1997. The field work by the Company's auditors was not commenced until it became clear that the merger would not be consummated by that date. Accordingly, the Registrant's Annual Report on Form 10-K cannot be filed by the due date, because of the delay in the commencement of field work by its independent auditors. Due to that delay, the audit is not yet complete, and the Company does not have audited financial statements or an audit opinion to include in its Annual Report on Form 10-K.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

     C. GREGORY MORRIS                      (954)                854-9100
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             HOMEOWNERS GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 1997                     By: /s/ C. GREGORY MORRIS
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                                             C. Gregory Morris